

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 2010
DIVISION OF MARKET REGULATION

10031111

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 65329

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rivington Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 Sherman Street, Suite 2500
(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Logan — 303-225-0880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein and Associates, LLP
(Name – *if individual, state last, first, middle name*)

717 17th Street, Suite 1600	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Logan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rivington Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Scott A Logan, Designated Principal

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

Rivington Securities, LLC

Financial Statements and Supplemental Schedules
For the Years Ended December 31, 2009 and 2008
and Independent Auditor's Report on Internal Control

INDEX TO FINANCIAL STATEMENTS


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

Managing Members
Rivington Securities, LLC
Denver, Colorado

We have audited the accompanying statements of financial condition of Rivington Securities, LLC (the "Company") as of December 31, 2009 and 2008, and the related statements of operations, changes in member's equity and cash flows for the years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rivington Securities, LLC, as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein & Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
February 1, 2010

717 17th Street, 16th Floor
Denver, Colorado 80202-3323
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

RIVINGTON SECURITIES, LLC

(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2009	December 31, 2008
ASSETS		
Cash and Cash Equivalents	$ 30,000	$ 9,980
Prepaid Expenses and Other Assets	10,751	11,079
Total Assets	$ 40,751	$ 21,059
LIABILITIES AND MEMBER'S EQUITY		
Accrued Expenses	$ 1,365	$ 332
Member's Equity	39,386	20,727
Total Liabilities and Member's Equity	$ 40,751	$ 21,059

See accompanying notes to these financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENTS OF OPERATIONS

	For the Years Ended December 31,	
	2009	2008
Revenues:		
Investment banking fees	$ 819,806	$ 2,159,280
Expenses:		
Services fee	81,308	214,757
Professional fees	20,122	22,028
Rent	9,804	2,736
Travel, meals and entertainment	2,208	1,800
Insurance	696	864
Payroll expenses	27,192	26,964
Other general and administrative expenses	27,648	19,175
Total expenses	168,978	288,324
Net Income	$ 650,828	$ 1,870,956

See accompanying notes to these financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

BALANCE, January 1, 2008	$	401,580
Contributions from Parent		266,563
Distributions to Parent		(2,518,372)
Net income		1,870,956
BALANCE, December 31, 2008		20,727
Contributions from Parent		132,872
Distributions to Parent		(765,041)
Net income		650,828
BALANCE, December 31, 2009	$	39,386

See accompanying notes to these financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31,	
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 650,828	$ 1,870,956
Adjustments to reconcile net income to net cash provided by operating activities:		
Services fee charged by Parent	81,308	214,757
Allocation of overhead expenses from Parent	51,564	42,972
Changes in operating assets:		
(Increase) decrease in prepaid expenses and other assets	328	(2,628)
Increase in accounts payable and accrued expenses	1,033	87
Net cash provided by operating activities	785,061	2,126,144
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash contributions from Parent	–	8,834
Cash distributions to Parent	(765,041)	(2,518,372)
Net cash used in financing activities	(765,041)	(2,509,538)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	20,020	(383,394)
CASH AND CASH EQUIVALENTS, beginning of year	9,980	393,374
CASH AND CASH EQUIVALENTS, end of year	$ 30,000	$ 9,980
SUPPLEMENTAL SCHEDULE ON NON-CASH OPERATING AND FINANCING ACTIVITIES:		
Non-cash contributions from Parent	$ 132,872	$ 257,729

See accompanying notes to these financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

NOTES TO FINANCIAL STATEMENTS

1. **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**:

Nature of Operations – Rivington Securities, LLC ("Securities" or the "Company") was formed on April 4, 2002, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a Colorado limited liability company that is wholly owned by Rivington Capital Advisors, LLC ("Parent").

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised solely of providing private placement services to energy related companies. In no event does the Company intend to obtain and maintain custody or possession of customer funds or securities.

Cash Equivalents – The Company considers all highly liquid debt instruments purchased with original maturity of three months or less to be cash equivalents.

Income Taxes – Securities is a limited liability corporation. Accordingly, no provision for income taxes has been recorded as the income, deductions, expenses and credits of the Company are reported on the individual income tax returns of the Members.

Use of Estimates – The financial statements are prepared in conformity with generally accepted accounting principles and industry practices which require management to make estimates and assumptions that affect certain amounts in the financial statements and accompanying notes. Upon realization of certain assets and settlement of certain liabilities, actual results could differ from the estimated amounts.

Investment Banking Fees – Investment banking revenues include fees arising from securities offerings in which the Company acts as a financial advisor and are recorded on the closing date of a transaction.

Reclassifications – Certain reclassifications have been made to the prior year's amounts to conform to the classifications used in the current year. Such reclassifications had no effect on net income.

Recently Adopted Pronouncements – In June 2009, the Financial Accounting Standards Board (FASB) issued ASC 105, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (ASC 105). ASC 105 has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernment entities. It also modifies the GAAP hierarchy to include only two levels of GAAP; authoritative and non-authoritative. The Company adopted ASC 105 effective July 1, 2009. Pursuant to the provisions of ASC 105, the Company has updated references to GAAP in its financial statements issued for the period ended December 31, 2009. The adoption of ASC 105 did not have an impact on the Company's financial position, results of operations or cash flows.

In May 2009, the FASB issued ASC 855, *Subsequent Events* (ASC 855), which provides guidance for management's assessment of subsequent events. An additional disclosure required by ASC 855 is to identify the 'as of' date of the subsequent event. ASC 855 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Company's financial position or results of operations. Subsequent events have been evaluated through February 1, 2010, which is the date the financial statements were issued.

2. **RELATED PARTY TRANSACTIONS**:

On April 23, 2002, the Company and the Parent entered into a Management Agreement (the "Management Agreement"). In accordance with the Management Agreement, the Parent provides the Company any and all management and back office services, and overhead expenses including (but not limited to) financial service management, information systems, bookkeeping, record keeping, and clerical services. In 2003, the Management Agreement was amended to include a more definitive provision for compensation to the Parent for the services provided. Accordingly, compensation to the Parent is comprised of three categories as follows:

Incremental Allocation Services Fee – Base fee charged by Parent for services provided to Securities. The incremental allocation services fee is a fixed amount that is charged by the Parent on a monthly basis. For the years ended 2009 and 2008, the Company recorded total incremental allocation services fees of $51,564 and $42,972 per year, respectively, to the income statement as follows:

	For the Years Ended December 31,	
	2009	2008
Professional fees	$ 1,272	$ 3,444
Rent	9,804	2,736
Travel, meals and entertainment	2,208	1,800
Insurance	696	864
Payroll expenses	27,192	26,964
Other general and administrative expenses	10,392	7,164
Total	$ 51,564	$ 42,972

Proportional Allocation Service Fee – Additional fee charged by Parent for services provided to Securities. The proportional allocation service fee is a calculated amount charged monthly and is equal to 10% of the monthly adjusted net operating income of Securities, as defined by the Management Agreement. For the years ended December 31, 2009 and 2008, Securities recorded $81,308 and $214,757, respectively, as services fee to the income statement for the proportional allocation service fee charged by the Parent.

Overhead Expenses – Additional cost for other overhead expenses as determined by the board of directors of Parent. No overhead expenses were charged for the years ended 2009 and 2008.

Accordingly, corresponding credits were recorded to contributions from Parent for 2009 and 2008 for all charges incurred under the Management Agreement.

The Parent also contributed $0 and $8,834 in cash to the Company for the years ended December 31, 2009 and 2008, respectively.

3. **REGULATORY CAPITAL REQUIREMENTS**:

The Company is subject to regulatory net capital rules administered by the SEC's Uniform Net Capital Rule (Rule 15c3-1). Under such rules, the Company is required to maintain minimum net capital of 6 2/3% of aggregate indebtedness as defined or $5,000. As of December 31, 2009 and 2008, the Company's net capital, as defined, was $28,635 and $9,648, respectively, and its net capital in excess of the minimum requirement was $23,635 and $4,648, respectively. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of December 31, 2009 and 2008, does not differ materially from the schedule in the Supplemental Material.

SCHEDULE I
RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1:		
Total member's equity from statement of financial condition	$	39,386
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses and other assets		(10,751)
Net capital	$	28,635
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required – 6.67% of $1,365 pursuant to Rule 15c3-1	$	91
Minimum dollar net capital requirement of broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	23,635
COMPUTATION OF AGGREGATE INDEBTEDNESS TO NET CAPITAL:		
Accrued expenses	$	1,365
Percentage of aggregate indebtedness to net capital		4.8%

STATEMENT PURSUANT TO RULE 17A-5(D)(4):
A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

SCHEDULE I

RIVINGTON SECURITIES, LLC

(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1:		
Total member's equity from statement of financial condition	$	20,727
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses and other assets		(11,079)
Net capital	$	9,648
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required – 6.67% of $332 pursuant to Rule 15c3-1	$	22
Minimum dollar net capital requirement of broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	4,648
COMPUTATION OF AGGREGATE INDEBTEDNESS TO NET CAPITAL:		
Accrued expenses	$	332
Percentage of aggregate indebtedness to net capital		3.4%

STATEMENT PURSUANT TO RULE 17A-5(D)(4):
A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Managing Members
Rivington Securities, LLC
Denver, Colorado

In planning and performing our audits of the financial statements of Rivington Securities, LLC (the "Company"), as of and for the years ended December 31, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

717 17th Street, 16th Floor
Denver, Colorado 80202-3323
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

***HEIN** & ASSOCIATES LLP*

Denver, Colorado
February 1, 2010



INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Managing Members
Rivington Securities, LLC
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Rivington Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Rivington Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Rivington Securities, LLC's management is responsible for the Rivington Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

717 17th Street, 16th Floor
Denver, Colorado 80202-3323
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

***HEIN** & ASSOCIATES LLP*

Denver, Colorado
February 1, 2010